EX-35.1
(logo) CAPMARK



Annual Statement as to Compliance
For the Year Ended December 31, 2007


CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP
Series 2007-C1


Pursuant to Section 12.11 of the Pooling and Servicing Agreement governing the referenced transaction, I hereby attest that:


i. A review of the activities of Capmark Finance Inc. as Master Servicer during the period, and of its performance under this Pooling and Servicing Agreement, has been made under my supervision.


ii. To the best of my knowledge, based on such review, Capmark Finance Inc. as Master Servicer, has fulfilled in all material respects its obligations under this Pooling and Servicing Agreement throughout the period.



Capmark Finance Inc.

/s/ Mark E. McCool
By: Mark E. McCool
Title: Managing Director
Date: February 20, 2008



Real Estate Finance, Investments, Services

Capmark Finance Inc.
116 Welsh Road
Horsham, Pa 19044